UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 16 March 2023

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: 16 March 2023	By:	/s/ Martin Preece
		Name:	Martin Preece
		Title:	Interim Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibit
99.1	Gold Fields Limited Joint Media Release